Ballard Power Systems Inc.

News Release

Ballard Transaction to Acquire Select IdaTech Assets Closes

For Immediate Release – August 1, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced that the agreement to acquire key assets from IdaTech, including the Company’s fuel cell product lines for backup power applications, distributor and customer relationships, as well as a license to intellectual property, in return for $7.7 million of Ballard common shares at a price of $1.08 per share, has successfully closed. Additional details of the agreement were provided in a press release issued by Ballard on July 25.

About Ballard Power Systems

Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning the financial and strategic benefits of the transaction. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand and include the Company’s expectations regarding the potential benefits of the proposed transaction and the timing and success of future product development efforts.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Contact: Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com